

August 5, 2009

Mr. Asi Shalgi
President and Chief Executive Officer
Global Energy Inc.
415 Madison Avenue, 15th Floor
New York, NY 10017

RE: **Form 8-K Item 4.01 filed May 20, 2009**
        File #0-28025

Dear Mr. Shalgi:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. We have reviewed your response to prior comment 2. As disclosed in your Form 8-K filed on May 20, 2009, management concluded that your internal controls over financial reporting were not effective as of December 31, 2007 and December 31, 2008. This is viewed as a reportable event per Item 304(a)(1)(v) of Regulation S-K. As such, please provide us with any letter or written communication to and from the former accountants regarding any reportable events to management or the Audit Committee.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please file your supplemental response via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3866.

Sincerely,

Jeffrey Gordon
Staff Accountant